Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Corporation” or “Company”)
340 Richmond Street West

Toronto, Ontario

M5V 1X2

Item 2	Date of Material Change

August 2, 2019

Item 3	News Release

A news release was issued by the Corporation on August 2, 2019 through the facilities of Cision and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On August 2, 2019, the Corporation announced the termination of its agreement with Blue Zebra Community LLC (“Blue Zebra”), previously announced on February 25, 2019 (the “Agreement”), relating to the acquisition of certain cannabis assets. The Company elected to terminate the Agreement in order to proceed with an alternative operator which will be materially less resource intensive as the Company initially enters the new Michigan market.

Item 5.1	Full Description of Material Change

In connection with the termination agreement signed with Blue Zebra (the “Termination Agreement”), Grown Rogue has issued to Blue Zebra 2,148,117 common share purchase warrants with an exercise price of $0.44 per share (the “Warrants”). The Warrants expire on June 28, 2023. Grown Rogue will have the right to accelerate the expiry date of 25% of the Warrants during the term if the shares of Grown Rogue close at or above $1.00 per share for a period of twenty (20) consecutive days. An additional 25% of the Warrants will accelerate if the shares of Grown Rogue close at or above $1.50 per share for a period of twenty (20) consecutive days, and the remainder of the Warrants will accelerate if the shares of the Grown Rogue close at or above $2.00 per share for a period of twenty (20) consecutive days. Further, Grown Rogue has granted to Blue Zebra a pre-emptive right to maintain ownership of up to 5% of Grown Rogue’s common shares. The Warrants vest 40% on the issuance date with the remaining Warrants vesting upon certain events relating to the activities of Helios Holdings, LLC in the Michigan cannabis industry

Following the entering into of the Termination Agreement, Grown Rogue will focus its energy and resources relating to expansion into Michigan through the proposed strategic acquisition and partnership with experienced cannabis operators in Muskegon, Michigan, Inferno Gardens, Inc. (“Inferno Gardens”) (announced on July 2, 2019). The proposed acquisition of Inferno Gardens will provide Grown Rogue with an expedient and cost effective entry into the Michigan cannabis market.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer
Tel: (503) 765-8108

Item 9	Date of Report

August 12, 2019.

Cautionary Note Regarding Forward Looking Information

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s Listing Statement available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.